STATEMENT OF FINANCIAL CONDITION

Voya Financial Advisors, Inc.
December 31, 2025
with Report of Independent Registered Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13987

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Voya Financial Advisors, Inc.___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Orange Way
_____
                    (No. and Street)

Windsor	CT	06095
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frederick Bohn	860-580-1807	frederick.bohn@voya.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
_____
(Name – if individual, state last, first, and middle name)

20 Church Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Frederick Bohn _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Voya Financial Advisors, Inc. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Frederick H Bohn*

Title:
Financial Operations Principal

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Voya Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2025

Contents



Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Voya Financial Advisors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Voya Financial Advisors, Inc. (the Company) as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2001.

Hartford, CT
February 27, 2026

Voya Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2025

Assets		
Cash	$	78,307,645
Securities owned, at fair value		835,956
Commissions and concessions receivable		3,176,238
Accounts receivable, net of allowance of $2,759,867		1,934,397
Prepaid expenses		1,632,181
Receivables from affiliates		5,790,410
Net deferred tax asset, net of valuation allowance of $418,051		11,314,358
Other assets		355,363
Total assets		103,346,548
Liabilities and stockholder's equity		
Liabilities:		
Commissions and concessions payable		7,911,442
Accounts payable and other accrued liabilities		3,115,628
Payable to affiliates, including $602,516 payable under tax sharing agreement		4,351,508
Other liabilities		921,911
Total liabilities		16,300,489
Contingencies (Note 6)		
Stockholder's equity:		
Common stock ($10 par value; 5,000 shares authorized; 1,500 issued and outstanding)		15,000
Additional paid-in capital		64,471,647
Retained Earnings		22,559,412
Total stockholder's equity		87,046,059
Total liabilities and stockholder's equity	$	103,346,548

The accompanying notes are an integral part of these financial statements.

Voya Financial Advisors, Inc.
Notes to Statement of Financial Condition

---

1. Nature of Business and Ownership

Voya Financial Advisors, Inc. (the "Company") is an indirect, wholly-owned subsidiary of Voya Holdings Inc. ("Parent"), and ultimately of Voya Financial, Inc. ("Voya"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, and as a Registered Investment Adviser pursuant to the Investment Adviser's Act of 1940. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC") and is also registered with the appropriate U.S. jurisdictions, U.S. territories, and state securities authorities as a broker-dealer.

The Company is a fully disclosed broker-dealer and clears all brokerage securities transactions through an unaffiliated clearing broker. The Company does not carry customer accounts and is not required to make periodic computation of reserve requirements for the exclusive benefit of customers. Therefore, the Company is exempt from SEC Rule 15c3-3.

The Company provides its principal products and services through one operating segment. The President of the Company is the chief operating decision maker ("CODM"). The CODM assesses performance and makes resource allocation decisions, including payment of dividends to its Parent, based upon net income (loss) in tandem with net capital levels. The measure of segment assets is reported in the Statement of Financial Condition as total assets.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at fair value.

Accounts Receivable

Accounts receivable are reported in the Statement of Financial Condition at net realizable value. Management estimates the credit loss allowance for accounts receivable using a factor-based method of probability of default which incorporates relevant available information from internal sources relating to past events. Included in the factor-based method are terminations of registered representatives and any collections after termination.

Prepaid Expenses

The Company classifies expenses that are paid before the benefit is received as prepaid expense in the Statement of Financial Condition. This prepaid expense is charged to operations ratably over the period of benefit.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya for the current year, (b) the provision for income taxes and (c) the deferred income tax assets and liabilities.

The Company's provision for income taxes is based on income and expense reported in the financial statements after adjustments for permanent differences between our financial statements and consolidated federal income tax return. Permanent differences include the dividends received deduction. As a result of permanent differences, the effective tax rate reflected in the financial statements may be different than the actual rate in the income tax return.

Temporary differences between our financial statements and income tax return create deferred tax assets and liabilities. Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company's deferred tax assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including the nature and character of the deferred tax assets and liabilities, the amount and character of book income or losses in recent years, projected future taxable income and future reversals of temporary differences, tax planning strategies the Company would employ to avoid a tax benefit from expiring unused, and the length of time carryforwards can be utilized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not to be sustained under examination by the applicable taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the applicable taxing authority. For items that meet the more-likely-than-not recognition threshold, the Company measures the tax position as the largest amount of benefit that is more than 50% likely to be realized upon ultimate resolution with the applicable tax authority that has full knowledge of all relevant information.

Commissions and Concessions Receivable

Commissions and concessions receivable reflect commissions earned but not yet received on products sold and advisory services.

Commissions and Concessions Payable

Commissions and concessions payable reflect the compensation to be paid to agents for products sold and advisory services.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. In this event, the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Adoption of New Accounting Pronouncements

Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which requires:
- A tabular rate reconciliation of (1) reported income tax expense/benefit from continuing operations, to (2) the product of the income/loss from continuing operations before income taxes and the statutory federal income tax rate, using specific categories, as well as disclosure of certain reconciling items based on a 5% threshold.
- Year-to-date net income taxes paid, disaggregated by federal, state, and foreign, as well as disaggregated information on net income taxes paid to an individual jurisdiction based on a 5% threshold.

The provisions of ASU 2023-09 were adopted prospectively for the fiscal year ended December 31, 2025. The adoption did not have an impact on the Company's financial condition, results of operations, or cash flows. Required disclosures have been included in the Income Taxes Note to these Financial Statements.

Subsequent Events

Events occurring subsequent to the date of the Financial Statements were evaluated through February 27, 2026, the date the Financial Statements were available to be issued.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense. Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income. The Company also files its own separate filing state tax returns in various jurisdictions.

Under the tax sharing agreement, Voya Financial, Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax asset at December 31, 2025 are as follows:

Deferred tax assets:		
Federal loss carryforwards	$	7,454,729
Compensation and benefits		1,423,630
State deferred tax assets		1,154,567
Deferred policy acquistion costs		945,000
Other assets		787,501
Total gross deferred tax assets before valuation allowance	$	11,765,427
Less: valuation allowance		418,051
Assets, net of valuation allowance	$	11,347,376
Deferred tax liabilities:		
Other liabilities		(33,018)
Total gross liabilities	$	(33,018)
Net deferred income tax asset	$	11,314,358

The following table sets forth the federal and state loss carryforwards for tax purposes as of December 31, 2025:

Federal net operating loss carryforward	$	35,498,710 [1]
State net operating loss carryforward	$	7,382,275 [2]

[1] $13,112,217 not subject to expiration. $22,386,493 expires between 2035 and 2036.
[2] $1,097,761 not subject to expiration. $6,284,514 expires between 2035 and 2042.

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, a valuation allowance of $418,051 has been provided on the deferred tax assets relating to the state net operating losses.

Unrecognized Tax Benefits

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no unrecognized tax benefits that would have a material impact on the financial statements of the Company.

Interest and Penalties

The Company recognizes accrued interest and penalties, if applicable, related to unrecognized tax benefits in tax expense net of federal income tax. The Company had no accrued interest and penalties for the year ended December 31, 2025.

Tax Regulatory Matters

For the tax years 2023 through 2025, Voya Financial, Inc. participated in the Internal Revenue Service ("IRS") Compliance Assurance Process ("CAP"), which is a continuous audit program provided by the IRS. For the 2023 tax year, Voya Financial, Inc. was in the Compliance Maintenance Bridge ("Bridge") phase of CAP. In the Bridge phase, the IRS did not conduct any review or provide any letters of assurance for that tax year. For the 2024 and 2025 tax years, Voya Financial, Inc. is in the Compliance Maintenance Bridge Plus ("Bridge Plus") phase of CAP. In the Bridge Plus phase, the IRS will review the tax return and issue either a full or partial acceptance letter upon completion of review.

Voya Financial, Inc. received a partial acceptance letter for the 2024 tax year and does not anticipate any material adjustments to its tax return as filed.

Tax Legislative Matters

In August 2022, the Inflation Reduction Act was signed into law creating the corporate alternative minimum tax ("CAMT"). In September 2024, the Department of Treasury issued proposed regulations providing additional guidance on the CAMT. While Voya Financial, Inc. does not expect to be subject to the CAMT for 2025, Voya Financial, Inc. continues to review the proposed regulations, and its CAMT determination will need to be evaluated in light of future guidance.

In July 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law, which includes changes to the Internal Revenue Code. The OBBBA did not have a material impact on the Company's financial statements.

4. Related Party Transactions

Receivables and payables with Voya Financial, Inc. and affiliated entities are settled at least quarterly in cash.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of Voya.

The Company sells variable life and annuity products and mutual funds issued by VRIAC and ReliaStar Life Insurance Company ("RLIC"), affiliates of the Company. The Company further facilitates payment of commissions from VRIAC and RLIC directly to its registered representatives. As of December 31, 2025, commission receivable of $5,706,356 is included in Receivable from Affiliates on the Statement of Financial Condition from Voya Financial Partners, LLC, the distributor and underwriter of these products and an affiliate of the Company.

5. Employee Benefits

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation plans) that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had separate employee benefit plans in 2025 and relied on its affiliated companies to cover all eligible employees. All benefits paid by affiliates are charged back to the Company for reimbursement.

6. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2025, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

7. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair Value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset, either directly or indirectly.

- Level 3 are unobservable inputs for the asset and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned:				
Bonds	$ 1	$ —	$ —	$ 1
Equities	18,763	—	—	18,763
REITS	311,936	—	—	311,936

The Company assumed the ownership of certain REITS as a result of legal settlements. The REITS, in which the Company owns shares, are primarily engaged in the business of the acquisition and development of commercial real estate, the drilling of natural gas development wells, and the trading of futures in agriculture, metals energy and interest rates. The securities are held as trading securities by the Company.

The Company owns one REIT asset that is measured at fair value using NAV per share as a practical expedient and have not been classified in the fair value hierarchy. Franklin BSP Lending Corporation has a balance of $505,256. Franklin BSP Lending Corporation provides financing solutions to a variety of industries.

REIT positions held by the Company are excluded from the Company's net capital.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

As of December 31, 2025, the Company had net capital of $64,274,150, which was $64,024,150 in excess of the required net capital of $250,000. The Company had no aggregate debit items at December 31, 2025.